Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2007

Ms. Caren L. Mason
President and Chief Executive Officer
Quidel Corporation
10165 McKellar Court
San Diego, CA 92121

   Re: Quidel Corporation
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 0-10961

Dear Ms. Mason:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Sales and Gross Profit as a Percentage of Net Sales, page 36

1. We believe that the disclosure of gross profit and gross margin excluding the amortization of intangibles from cost of sales is inappropriate. Please see SAB 11B. Although you have modified your fiscal 2007 statements of operations presentation to indicate that you exclude amortization of intangibles from cost of sales, you disclose the amount of gross profit and gross margin excluding amortization expense. Please provide us in a disclosure-type format a revised discussion of your gross profit and gross margin that includes the amortization of your product/technology related intangible assets or removes your references to

gross profit and gross margin. In addition, please provide us in disclosure-type format revised quarterly information for Note 11 that includes the amortization of product related intangible assets to arrive at gross profit.

Financial Statements

Note 6: Commitments and Contingencies

Contracts, page F-22

2.	You disclose that you paid $6.5 million associated with a cross-licensing agreement you entered into in the fourth quarter of 2006. You also disclose that you are amortizing this payment on a straight-line basis through December 2008. On page 32, you indicate that this sublicense relates to certain lateral flow technology. Please tell us why this license payment is appropriately capitalized. In your response, explain to us whether this technology is used in your approved marketed products, or whether and to what extent you use it or will use it in research and development projects and how capitalization complies with SFAS 2. In addition, please provide us in a disclosure-type format revised disclosure for this note substantiating your capitalization of this license payment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant